February 8, 2024

BY EDGAR

Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn:	Amy Geddes
Doug Jones

Re:	Sea Limited
Form 20-F for Fiscal Year Ended December 31, 2022
Filed April 6, 2023
File No. 001-38237

Dear Ms. Geddes and Mr. Jones:

We hereby provide responses to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission by letter dated January 26, 2024 (the “Comment Letter”) with respect to the above-referenced Form 20-F (the “Form 20-F”) of Sea Limited.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2022

Item 5. Operating and Financial Review and Prospects
A. Operating Results
Results of Operations
Year Ended December 31, 2022 Compared to Year Ended December 31, 2021, page 97

Securities and Exchange Commission
February 8, 2024

1.
Your response to prior comment 1 cites the presentation of certain metrics outside of this section. It appears some of these metrics are presented only for periods within fiscal 2022. To the extent these metrics are used as part of your comparative discussion and analysis of results of operations, please present these metrics for each period discussed. Further, you have represented that in future filings you will either repeat or cross-reference certain metrics cited in your response. Please include any metrics cited as part of your discussion as opposed to cross-referencing here or in other portions of this section referred to in your responses for the reader’s convenience. Note the introductory paragraph of Item 5 of Form 20-F states the “discussion must include other statistical data that the company believes will enhance a reader’s understanding ...”

Response

In response to the Staff’s comment, in future 20-F filings, we will present the metrics used as part of our comparative discussion and analysis of results of operations for each period discussed and include such metrics in Item 5 of Form 20-F.

2.
Refer to your response to prior comment 3. Please disclose the impact digital financial services had on gross profit and gross margin, as digital financial services appears to be a material component of your “e-commerce and other services” category. Additionally, information in your response regarding margins of the respective revenue sources noted appears to be useful information for investors to better understand your operations; please consider disclosing this.

Response

In response to the Staff’s comment, in future 20-F filings including in our Annual Report on Form 20-F for the year ended December 31, 2023, which will be filed later this year, in the Selected Consolidated Statements of Operations Data section of Item 5, we will separately present gross profit and gross margin for Digital Financial Services for each period discussed. We will also include information regarding margins of the respective revenue sources.

B. Liquidity and Capital Resources
Cash Flows and Working Capital
Operating Activities, page 102

3.
Refer to your response to prior comment 5. You refer to announcements in earnings calls during fiscal 2022 regarding overall cost saving initiatives and G&A and R&D expense patterns occurring in fiscal 2022. However, it does not appear that such discussion is included in the analysis of the change in operating cash flows for fiscal 2022 in the Form 20-F. This information appears to describe circumstances directly impacting operating cash that is useful to investors that should be disclosed. Your response also mentions the decrease in accrued expenses and other payables negatively impacted operating cash flows yet you state the reason for the decreased accruals was due to cost saving initiatives the suggests increased operating cash flow. We remind you that citing changes in working capital items, among other items, reported in the statement of cash flows may not provide a sufficient basis to understand why the amount of reported operating cash changed between periods. In this regard, refer to section III.D of Release No. 33-6835, section IV.B.1 of Release No.33-8350 and Release No. 33-10890 for guidance.

Securities and Exchange Commission
February 8, 2024

Response

In response to the Staff’s comment, in future 20-F filings, we will include narrative discussion that would be useful to investors to understand our operating cash flows. We also acknowledge the Staff’s comment to provide disclosure that provides a sufficient basis to understand why the amount of reported operating cash changed between periods.

E. Critical Accounting Estimates, page 107

4.
Refer to your response to prior comment 7. In your response you refer to disclosure contained in the notes to the financial statements that is applicable to your disclosure here. Please note your disclosure here should supplement, not duplicate, the description of accounting policies in the notes to the financial statements pursuant to the first paragraph of Item 5.E of Form 20-F. Please revise your disclosure here to include insight into the quality, sensitivity and variability regarding the material factors, assumptions, judgments and uncertainties that have materially affected or may materially affect amounts reported for the critical estimate items disclosed.

Response

In response to the Staff’s comment, in future 20-F filings, we will revise our disclosure to include insight into the quality, sensitivity and variability regarding the materials factors, assumptions, judgments and uncertainties that have materially affected or may materially affect amounts reported for the critical estimate items disclosed. We acknowledge the Staff’s comment to supplement, and not duplicate where practicable, the description of the accounting policies in the notes to the financial statements.

Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(o) Revenue recognition
(i) Digital entertainment revenue, page F-36

5.
Refer to your response to prior comment 9. Once funds for escrow payables and advances from customers are transferred to deferred revenue, please explain to us and disclose the basis of how amounts are reclassified from deferred revenue to revenue. Refer to ASC 606-10-50-9 and 10.

Response

We respectfully advise the Staff that revenue is reclassified from deferred revenue into revenue in accordance with the timing of satisfaction of our performance obligation. This may be based on the users’ playing behavior which we recognize over the average playing period of paying users as services are rendered, or based on the consumption pattern of virtual items which could be instantaneous for consumables or over the estimated average lifespan of the items for the rest.

Securities and Exchange Commission
February 8, 2024

(iii) Digital financial services, page F-38

6.
Refer to prior comment 8. Regarding loans granted to consumer customers, please consider disclosing in an appropriate place in your filing their nature, purpose and terms, including length, repayment and interest rates. We did not notice disclosure in this regard in your filing. As loans receivables with consumer customers is one of your largest assets, providing further information about it appears to be useful information to investors to better understand your business.

Response

In response to the Staff’s comment, in future 20-F filings, we will include additional disclosure regarding our loans receivables deemed to be useful information for investors to better understand our business.

Note 21. Segment Reporting, page F-72

7.	Refer to your response to prior comment 14. Please revise your disclosure to specifically state you do not allocate assets to reporting segments. Refer to ASC 280-10-50-26.

Response

In response to the Staff’s comment, in future 20-F filings, we will specifically state that we do not allocate assets to reporting segments.

* * * * *

Securities and Exchange Commission
February 8, 2024

Please contact Dwight S. Yoo at (212)-735-2573 or Dwight.Yoo@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Tony Tianyu Hou

cc:	Yanjun Wang, Sea Limited
Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP